November 13, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Cecilia Blye, Office of Global Security Risk

Dear Ms. Blye:

We received a letter from you dated October 29, 2014 with certain comments relating to the Form 10-K of Baxter International Inc. for the fiscal year ended December 31, 2013. In that letter, you asked that we respond within ten business days and provide either the requested information or a timeframe in which we will respond. We are currently gathering the requested information but have not completed our diligence, and currently anticipate that we should be able to provide a full and complete response by no later than November 26, 2014. We hereby request an extension to submit our response by such date.

Please feel free to contact me at (224) 948-3216 or stephanie_miller@baxter.com should you require further information. We appreciate your consideration on this matter.

Sincerely,

/s/ Stephanie D. Miller

Stephanie D. Miller

Senior Counsel, Securities & Governance

Baxter International Inc.